Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

December 14, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Lauren A. Sprague
Mr. Trace W. Rakestraw

Re:	OSI ETF Trust ("Registrant")
File No. 811-23167

Dear Ms. Sprague and Mr. Rakestraw:
On behalf of the Registrant, below are the Registrant's responses to the comments Mr. Rakestraw provided to us telephonically on December 12, 2016 with regard to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission ("SEC") on December 6, 2016 under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), relating to the registration of the following five series:
O'Shares FTSE Russell Small Cap Quality Dividend ETF
O'Shares FTSE Russell International Quality Dividend ETF
O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged).

Below we have provided your comments (in bold) and the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
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1.	Comment: Please consider adding risk disclosure that, because the Target Indexes are new, it is possible that they may experience errors in their construction and calculation.

Response: The Registrant notes that the following disclosure is included under the summary "Index-Related Risk" disclosure (emphasis added):
There is no assurance that the Index Provider will compile the [Target Index] accurately, or that the [Target Index] will be determined, composed or calculated accurately.  While the Index Provider provides descriptions of what the [Target Index] is designed to achieve, the Index Provider does not guarantee the quality, accuracy or completeness of data in respect of its indices, and does not guarantee that the [Target Index] will be in line with its described index methodology. Any gains, losses or costs to the Fund that are caused by Index Provider errors will therefore be borne by the Fund and its shareholders. The [Target Index] is new and has a limited performance history.
In response to your comment, the following sentence will be added at the end of the above-cited disclosure:
The foregoing risks may be greater for a new index.
2.
Comment:   Please confirm supplementally that the methodology of each Target Index is proprietary to the Index Provider.  Please also explain how information regarding changes in Target Index constituent securities or their weightings is communicated to the Adviser.

Response: The Registrant confirms that the methodology of each Target Index is proprietary to FTSE-Russell (the "Index Provider"). As disclosed under the heading "Service Providers–Index Provider" in the Prospectus, an affiliate of the Adviser has entered into a license agreement with the Index Provider to use the Target Indexes. Index methodology information regarding the Target Indexes is publicly available at www.ftserussell.com. As detailed in the FTSE Global Factor Index Series Ground Rules previously provided and available at www.ftserussell.com, the Index Provider will publicize changes to the Target Indexes' constituent weightings resulting from their ongoing maintenance and periodic reviews. The Index Provider does not provide any information to the Adviser or Sub-Adviser relating to changes to a Target Index's methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of the component securities, in advance of a public announcement of such changes by the Index Provider. The Index Provider is the entity that compiles, creates, sponsors and maintains the Target Indexes.
3.
Comment:   Please clarify in the Statement of Additional Information ("SAI") how the Funds will treat investments in private investment funds, vehicles or structures for purposes of the Funds' 15% limitation on investments in illiquid securities.

Response:  The Registrant notes that the Funds do not currently intend to invest in private investment funds, vehicles or structures.  Disclosure in the SAI regarding the Funds' potential investments in private investment funds, vehicles or structures will be revised as follows:

The Funds also may invest in private investment funds, vehicles or structures.  Such investments are generally considered to be illiquid. To the extent that such investments are determined to be lliquid, they will be subject to the Funds' 15% limitation on investments in illiquid securities. See "Illiquid Securities."

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

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